June 13, 2018

J. Rodney Varner
Chief Executive Officer
Genprex, Inc.
1701 Trinity Street, Suite 3.322
Austin, TX 78705

       Re: Genprex, Inc.
           Registration Statement on Form S-1
           Filed May 22, 2018
           File No. 333-225090

Dear Mr. Varner:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

The Offering, page 8

1. Please note that the selling stockholders must be irrevocably bound to purchase a set number of securities for a set purchase price at the time of filing the resale registration statement subject only to the effectiveness of the registration statement or other conditions outside their control. In addition, the selling stockholders must be at market risk at the time that the resale registration statement is filed. The purchase price cannot be contingent on the market price at the time of effectiveness of the resale registration statement or at any subsequent date. In this regard, we note:
 J. Rodney Varner
Genprex, Inc.
June 13, 2018
Page 2
          The per share purchase price of the shares and the per share exercise price of the warrants will automatically be adjusted based on the market price after the date that (i)
          a registration statement covering the resale of the securities issued in the private placement is declared effective by the SEC and (ii) your stockholders approve the private placement.
          Following any adjustment of the per share purchase price of the shares, you will issue additional shares in proportion to such adjustment, and following any adjustment to the per share warrant exercise price, the number of warrant shares that may be issued pursuant to each warrant will be proportionately increased.
          Another adjustment to the per share purchase price of the shares and the per share exercise price of the warrants will occur on the date that shares may be sold pursuant to Rule 144 if all of the shares issuable pursuant to the purchase agreement are not included in this resale registration statement.

      For these reasons, it appears that the private placement of the shares and warrants was not complete at the time this resale registration statement was filed. Please withdraw and re-
      file once the private placement has been completed. For guidance, please refer to
      Securities Act Sections Compliance and Disclosure Interpretations Question 134.01.
Incorporation of Information by Reference, page 118

2. To the extent you file a new registration statement where you elect to use incorporation by reference, please incorporate your Form 8-K filed on March 15, 2018. Refer to Item
      12(a)(2) of Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625
with any questions.


FirstName LastNameJ. Rodney Varner
                                                            Division of
Corporation Finance
Comapany NameGenprex, Inc.
                                                            Office of
Healthcare & Insurance
June 13, 2018 Page 2
cc:       Christopher Ozburn, Esq.
FirstName LastName